NR06-11

November 10, 2006

International Tower Hill Retains Quatloo Investment Management Inc.

to Provide Investor Relations Services

Vancouver, B.C……..International Tower Hill Mines Ltd. (“ITH” or the “Company”) – (TSX Venture: ITH, Frankfurt: IW9, OTCBB: ITHMF) is pleased to announce that the Company has entered into an agreement to retain the services of Quatloo Investment Management Inc., of Vancouver, BC, to provide investor relations services to the Company, commencing immediately.

The President and owner of Quatloo, Mr. Quentin Mai, is the Vice-President, Corporate Communications of ITH.  Mr. Mai has extensive experience in the provision of professional corporate communications, investor relations and business initiative and development services to publicly listed companies in both the Canadian and US equities markets.  He has over 15 years of professional commerce experience, including 5 years based in Asia.  Quatloo will assist the Company in expanding and building its shareholder base and distributing consistent and timely information to potential investors and financial professionals.

The agreement is for an initial term of one year, and is terminable on 90 days’ notice by either party.  Quatloo will be paid a fee of CAD $4,000 per month.  In addition, Mr. Mai will be granted incentive stock options pursuant to the Company’s 2006 Incentive Stock Option Plan at such time as the board determines to grant options to the directors and senior officers of ITH, such options being commensurate with those granted to other senior officers.  In accordance with TSXV requirements, these options will vest over a period of 12 months, with 12.5% vesting on grant, 12.5% after three months and the balance of 75% as to 25% on each of the 6, 9 and 12 month anniversaries of the date of grant.  The grant of these options is subject to TSXV acceptance of the agreement with Quatloo.  Quatloo does not presently hold any securities of ITH.  Mr. Mai currently holds 455,000 common shares of ITH plus warrants to acquire an additional 135,714 common shares.

International Tower Hill Mines Ltd. is a resource exploration company, focused on Alaska, which controls a number of exploration projects representing a spectrum of early stage to advanced gold discoveries.  ITH is committed to building shareholder value through new discoveries while maintaining a majority interest in its holdings, thereby giving its shareholders the maximum value for their investment.

On behalf of
INTERNATIONAL TOWER HILL MINES LTD.

(signed) Jeffrey A. Pontius

Jeffrey A. Pontius,
President and Chief Executive Officer

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this press release, which has been prepared by management.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.